FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the Quarter Ended March 31, 2005

GOLD RESERVE INC.

Commission file number O001-31819
Address of Principal Executive Offices:
926 West Sprague Avenue Suite 200
Spokane, Washington 99201


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F   X    Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes   No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):



GOLD RESERVE INC.
March 31, 2005
Interim Financial Report
U.S. Dollars

Forward Looking Statements

The information presented or incorporated by reference in this interim report, including management's discussion and analysis of financial condition and results of operations, contains both historical information and forward-looking statements (within the meaning of Section 27A of the United States Securities Act of 1933, as amended (the Securities Act), and
Section 21E of the United States Securities Exchange Act of 1934, as amended (the Exchange Act)). These forward-looking statements involve risks and uncertainties, as well as assumptions that, if they never materialize, prove incorrect or materialize other than as currently contemplated, could cause the results of the Company and its consolidated subsidiaries to differ materially from those expressed or implied by such forward-looking statements.

Numerous factors could cause actual results to differ materially from those in the forwardlooking statements, including without limitation, our ability to obtain additional funding for the development of the Brisas Project, in the event any key findings or assumptions previously determined by our experts in the final feasibility study significantly differ or change as a result of actual results in our expected construction and production at the Brisas Project, the risk that actual mineral reserves may vary considerably from estimates presently made, the impact of currency, metal prices and metal production volatility, concentration of operations and assets in Venezuela, the regulatory, political and economic risks associated with Venezuelan operations, changes in proposed development plans (including technology used), our dependence upon the abilities and continued participation of certain key employees, and the risks normally incident to the operation and development of mining properties.

The words "believe," "anticipate," "expect," "intend," "estimate," "plan," "assume," "positioned," "may," "will," "could" and other similar expressions that are predictions of or indicate future events and future trends which do not relate to historical matters, identify forward-looking statements. Any such forward-looking statements are not intended to give any assurances as to future results.

Investors are cautioned not to put undue reliance on forward-looking statements, and should not infer that there has been no change in the affairs of the Company since the date of this report that would warrant any modification of any forward-looking statement made in this document, other documents filed periodically with securities regulators or documents presented on our Company website. All subsequent written and oral forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by this notice. The Company disclaims any intent or obligation to update publicly these forward-looking statements, whether as a result of new information, future events or otherwise. Investors are urged to read the Companyis filings with U.S. and Canadian securities regulatory agencies, which can be viewed on-line at www.sec.gov, www.sedar.com or at the Companyis website, www.goldreserveinc.com. Additionally, you can request a copy directly from the Company.

Operations Overview

Brisas Project

Our primary mining asset, the Brisas Project, is a gold/copper deposit located in the Km 88 mining district of the State of Bolivar in southeastern Venezuela. The Brisas Project consists of the Brisas alluvial concession, the Brisas hardrock concession beneath the alluvial concession, applications for other mineralization contained in these concessions, and contracts, land use permits and concessions for mineralization (primarily gold, copper and molybdenum) on land parcels contiguous to the existing concessions.

In early 2005, a bankable feasibility study with respect to the construction and operation of the Brisas Project was completed. Based on the positive conclusions contained in the bankable feasibility study, the Board of Directors approved proceeding with the financing and construction of the mine to produce gold dorE on-site and ship gold/copper concentrate to an off-site smelter. We are currently exploring financing options for the Brisas Project and have retained Endeavour Financial to assist in our efforts.

The bankable feasibility study, which was prepared by Aker Kvaerner Metals, Inc., a subsidiary of the international engineering and construction services group, Aker Kvaerner ("Aker Kvaerner"), includes work performed by other independent consultants under the coordination of Aker Kvaerner. The geology, mineral resources, proven and probable reserves, mining sections and the financial analysis for the study were performed by Pincock Allen and Holt ("PAH"). SGS Lakefield Research conducted metallurgical pilot plant test work with guidance from Aker Kvaerner. Aker Kvaerner designed the metallurgical process flowsheet and Vector Colorado LLC ("Vector") performed the tailings facility design, hydrology study, geotechnical analysis and geochemical analysis. AATA International, Inc. ("AATA") of Fort Collins, Colorado, and Ingenieria Caura, SA of Venezuela, are conducting the environmental fieldwork in Venezuela and are in the final stages of preparing the Venezuelan Environmental and Social Impact Assessment (V-ESIA) and the International Environmental and Social Impact Assessment (I-ESIA) for the financial institutions.

The feasibility study operating plan assumes a large open pit mine and anticipates utilizing conventional truck and shovel mining methods with the processing of ore at full production of 70,000 tonnes per day, yielding an average annual production of 486,000 ounces of gold and 63 million pounds of copper over an estimated mine life of approximately 16 years. The operating plan further assumes proven and probable reserves of approximately 9.2 million ounces of gold and 1.2 billion pounds of copper in 414 million tonnes of ore grading 0.69 grams of gold per tonne and 0.13% copper, at a revenue cutoff grade of $2.76 per tonne using a gold price of $350 per ounce and a copper price of $0.90 per pound.

Initial costs to put the Brisas Project into production (construction and related development costs) are estimated to be approximately $552 million. The feasibility study assumed an economic base case utilizing $400 per ounce gold and $1.00 per pound copper. At such prices, total cash operating costs (net of copper credits) are estimated at $154 per ounce of gold and total costs per ounce, including operating costs and initial and sustaining capital would be $263 per ounce of gold. Costs of certain Venezuelan taxes and import duties are not currently included in the initial cost of the project due to the expected exoneration of such items.

Following completion of environmental studies, receipt of necessary permits and obtaining sufficient funding, construction of the planned facility is expected to take 24-26 months, with commissioning and achievement of commercial production shortly thereafter.

The following are the key assumptions contained in the feasibility study:

Proven Reserves       193.2 million tonnes; 0.71 g/t gold and 0.12% copper
Probable Reserves     221.3 million tonnes; 0.68 g/t gold and 0.13% copper

Strip ratio
  (waste:ore)                                                       1.81:1

Mine Life (minimum)                                               16 years

Mill throughput                       70,000 tonnes per day "Hardrock" ore
                                  6,000 tonnes per day "Sulfide" saprolite
                                    6,000 tonnes per day "Oxide" saprolite

Plant Metal recoveries                                         gold  83.1%
                                                             copper  87.0%

Net payable Metals                                             gold  82.4%
                                                             copper  83.0%
Life of Mine Production
 (payable metals)                                gold  7.59 million ounces
                                                copper  979 million pounds

Average annual gold production                              486,000 ounces
Average annual copper production                         63 million pounds
Average annual copper concentrate production                    124,000 mt

Preliminary Economic Indicators (Pre-Tax)
Gold price                                                  $400 per ounce
Copper price                                               $1.00 per pound
Total cash operating cost (on site and off site)       $5.26 per tonne ore

Initial capital cost                                        $552.4 million
Working capital                                              $39.3 million
Ongoing capital                                             $132.3 million
Cash Operating cost*                                $154 per ounce of gold
Production Taxes                                     $13 per ounce of gold
Total Cash costs*                                   $167 per ounce of gold
Capital Cost Amortization                            $96 per ounce of gold
Total Cost                                          $263 per ounce of gold

Internal rate of return (Pre-Tax)                                    12.0%
Project net present value (Pre-Tax)                    @ 0%  $1.04 billion
                                                       @ 5%   $388 million
Project payback                                                  8   years

* Net of copper by product credit

Mineral Resource and Reserve Estimates

PAH reviewed the methods and procedures utilized by the Company at the Brisas Project to gather geological, geotechnical, and assaying information and found them reasonable and meeting generally accepted industry standards for a bankable feasibility study. PAH believes that the Brisas Project has conducted exploration and development sampling and analysis programs using standard practices, providing generally reasonable results and that the data can effectively be used in the estimation of resources and reserves.

PAH calculated the mineral resource and reserve estimates in February 2005. The mineral reserves have been calculated in accordance with National Instrument 43-101, as required by Canadian Securities regulatory authorities. We believe that the calculation of such mineral reserves is substantially the same as those under the U.S. Securities and Exchange Commission Industry Guide 7, except for references to"Inferred Mineral Resources." We advise U.S. investors that while this term is recognized and required by National Instrument 43-101 under Canadian regulations, the U.S. Securities and Exchange Commission pursuant to Industry Guide 7 does not recognize such term.U.S. investors are cautioned not to assume that any part or all of an inferred mineral resource exists or is economically or legally mineable.

The qualified persons involved in the property evaluation and resource and reserve estimate were Raul Borrastero, C.P.G. and Susan Poos P.E. of PAH and Brad Yonaka, Exploration Manager for Gold Reserve.

Mineral Resource Estimate

Based on work completed by PAH for the Brisas bankable feasibility study, using an off-site smelter process for treating copper concentrates, the Brisas project is estimated to contain a measured and indicated mineral resource of 10.97 million ounces of gold and approximately 1.4 billion pounds of copper (based on 0.4 gram per tonne gold equivalent cut-off). The February 2005 estimated measured and indicated mineral resource utilizing an off-site smelter process is summarized in the following table:


(kt=1,000 tonnes)      Measured              Indicated           Measured and Indicated
Au Eq                      Au     Cu                Au     Cu               Au     Cu
Cut-off Grade      kt     (gpt)   (%)      kt      (gpt)    (%)     kt     (gpt)   (%)
0.40            217,883  0.700  0.118    284,941  0.662   0.132   502,824  0.678  0.126


(In Millions)             Measured              Indicated       Measured and Indicated
Au Eq                    Au     Cu              Au     Cu             Au     Cu
Cut-off Grade            oz.    lb.             oz.    lb.            oz.    lb.
0.40                    4.905   566            6.066   827         10.971   1,393

The inferred mineral resource, based on an off-site smelter process (0.4 gram per tonne gold equivalent cut-off), is estimated at 126.5 million tonnes containing 0.65 grams gold per tonne and 0.13 percent copper, or 2.64 million ounces of gold and 370 million pounds of copper. The mineral resource estimate has been calculated in accordance with CSA National Instrument 43-101. The mineral resource and gold equivalent (AuEq) cut-off is based on $350 per gold ounce and $0.90 per pound copper.

Mineral Reserve Estimate

Based on work completed by PAH for the Brisas bankable feasibility study, using an off-site smelter process for treating copper concentrates, the Brisas project is estimated to contain a proven and probable mineral reserve of approximately 9.2 million ounces of gold and 1.2 billion pounds of copper. The February 2005 estimated proven and probable mineral reserve utilizing traditional flotation and off-site smelter processes is summarized in the following table:

            Reserve                                Au         Cu       Waste        Total
            tonnes       Au Grade   Cu Grade     ounces     pounds     tonnes       tonnes       Strip
Class     (thousands)     (gpt)       (%)      (thousands) (millions) (thousands)  (thousands)   Ratio

Proven      193,248       0.71       0.123       4,399        525
Probable    221,315       0.68       0.133       4,808        654
Total       414,563       0.69       0.129       9,207      1,179       748,333     1,162,895     1.81

The mineral reserve (within a pit design) has been estimated in accordance with the SME Reporting Guide and CIMM Standards as adopted by CSA National Instrument 43-101, which we believe is substantially the same as SEC Industry Guide 7. The mineral reserve was estimated using metal prices of U.S. $350 per ounce gold and U.S. $0.90 per pound copper with an internal revenue cut-off of $2.76 per tonne.

Brisas Project Work To Date.

Considerable work has taken place to establish the mineral resource and reserve. Over $80 million has been expended on the Brisas project including property and mineral rights, acquisition costs, equipment expenditures, litigation settlement costs and exploration costs. Other activities on the property include: extensive geology, geophysics and geochemistry, approximately 860 drill holes or approximately 200,000 meters of core drilling, independent audits of our drilling, sampling, assaying procedures and ore reserves methodology, environmental baseline work/socioeconomic studies, hydrology studies, geotechnical studies, mine planning, advanced stage grinding and metallurgical test work, tailings dam designs, milling process flow sheet designs, bench scale testing of an on-site copper process and a final bankable feasibility study.

2005 Brisas Work Plan.

Management has developed a critical-path plan for obtaining the required permits (most notable is the permits for construction and operation), obtaining funding and commencing construction. This plan includes the development and implementation of project related contracts such as engineering, procurement and construction management, port facilities, concentrate sales contracts, electricity and fuel supply contracts, final permit approvals and a number of other agreements related to the construction and operation of the Brisas Project. Concurrent with these activities, management will also devote substantial time and effort on obtaining financing for the Brisas Project.

Proposals have been solicited and received from a number of major engineering, procurement and construction management firms (EPCM) with international experience for the detailed design and construction management and geotechnical consultants required for the final tailings dam design. Management anticipates the completion of this selection process in the second quarter of 2005. Detailed engineering for earthwork activities, the construction camp and other early construction facilities would commence thereafter and run concurrently, depending upon our obtaining permits and sufficient financing. In addition, orders for equipment that require long lead times for manufacturing and delivery will be prepared in anticipation of financing. Likewise, negotiations will be concluded for electrical power, concentrate smelting agreements and final port arrangements.

An International Environmental and Social Impact Assessment (I-ESIA) is in process, which is expected to meet IFC and World Bank standards for financing international projects. Baseline data for the ESIA was collected over the past several years. The environmental and social analysis and assessment is scheduled for completion in the second quarter of 2005. Also, a Venezuelan Environmental and Social Impact Assessment (V-ESIA) is being completed to satisfy Venezuelan requirements to obtain an "Authorization to Affect Natural Resources (AANR)" (AutorizaciUn de AfectaciUn de Recursos Naturales), which is granted by the Ministry of the Environment and Natural Resources (the MARN). Final assessments of air emissions, water quality, geochemistry of tailings and waste rock and other environmental impacts and mitigation are ongoing.

In late 2004, the Company completed an additional drilling program consisting of 32 holes totaling approximately 15,000 meters and costing approximately $800,000. The focus of the drilling program was to test the down-dip extension of the ore body and convert inferred ore tonnes to measured and indicated. The results of the drill program have been compiled throughout the first quarter of 2005 and will be incorporated in a mineral reserve update during the second quarter. In addition, condemnation drilling on the property has commenced and will continue throughout 2005.

In January 2005, the Company announced the addition of five key managerial personnel to its operations and technical staff: Corporate- Metallurgist, Manager, Technical Services; Venezuela - Manager, Special Projects;
Manager, Logistics; and Institutional Relations Manager. Management is in the process of identifying additional personnel that will be needed to construct and operate the Brisas Project.

We continue to expand our participation in various social, cultural and environmental programs in the immediate and surrounding areas near Brisas.
Our social work has most recently focused on providing a better environment for the youth in nearby communities. These efforts have included the construction of new recreational facilities such as parks, refurbishment of multiple-use sport courts and year-round cultural and sport programs, all of which have received a very favorable response from the community. The Company continues to work on its proposal to the Ministry of Basic Industries and Mines (MIBM) to implement a support program within the framework of Mission Piar, one of President Chavez's social initiatives which includes the local small miners and encompasses technical assistance and training to explore and minimize the impact to the environmental as well as their integration into the formal economy.

Choco 5 Property

The Choco 5 property, a grass-roots gold exploration target, is located in the El Callao mining district in the State of Bolivar, southeastern Venezuela. Since acquiring the property in 2000, the Company has invested approximately $200,000 on acquisition and exploration costs and expects to expend up to $500,000 beginning in mid 2005, on further exploration. Exploration activities will include the following: environmental permitting, additional geologic mapping and reconnaissance, comprehensive grid of soil geochemical sampling, exploration drilling, geophysical testing of established gold anomalies in the eastern sector of the property, trenching and selective diamond drilling of gold anomalies, and construction of access roads to facilitate the above activities.

Financial Overview

Overview. The following discussion of financial position as of March 31, 2005 and results of operations for the three months ended March 31, 2005 and 2004 are to be read in conjunction with the Companyis unaudited consolidated financial statements and related notes, included herein. We prepare our consolidated financial statements in U.S. Dollars in accordance with accounting principles generally accepted in Canada. These financial statements together with the following managementis discussion and analysis, dated May 11, 2005, are intended to provide investors with a reasonable basis for assessing the financial performance of the Company as well as certain forward-looking statements relating to the Companyis potential future performance. Additional information on the Company can be found in the Companyis Annual Information Form filed with Canadian Securities Regulators at www.sedar.com and its Form 20F filed with the US Securities and Exchange Commission at www.sec.gov.

The Company is engaged in the business of exploration and development of mining projects and is presently focusing its financial resources on its most significant asset, the Brisas project, and to a lesser extent the exploration of its Choco 5 property, both located in Bolivar State, Venezuela. The Company has no commercial production at this time. As a result, the Company has not recorded revenue or cash flow from its mining operations and has experienced losses from operations for each of the last five years, a trend we expect to continue until the Brisas project is fully developed and put into commercial production. The Company has historically financed its operations through the sale of common stock and other equity securities. Management expects the Brisas project, if constructed, to be similarly financed along with project and corporate debt financing.

Venezuela has experienced high levels of inflation during the last several years as well as political and civil unrest. During this period Venezuela has a experienced decline in industrial output and foreign investment. Despite this political and economic turmoil, we have not experienced any significant adverse impact to date on our operations in Venezuela nor have we curtailed our investment activities in the country. However, our operations and investments in Venezuela could be adversely affected in the future.

As noted elsewhere, Aker Kvaerner and a number of other consultants, including PAH and Vector, completed a bankable feasibility study with respect to the construction and operation of the Brisas Project. Based on the results of the study, the feasibility study operating plan assumes a large open pit mine and anticipates utilizing conventional truck and shovel mining methods with the processing of ore at full production of 70,000 tonnes per day. The study anticipates the Brisas Project will yield an average annual production of 486,000 ounces of gold and 63 million pounds of copper over an estimated mine life of approximately 16 years. Initial costs to construct and place the Brisas Project into production are currently estimated to be $552 million. Construction of the planned facility, the start of which is primarily dependant upon receiving the required permits and obtaining sufficient financing, is expected to take 24-26 months, with commissioning and achievement of commercial production shortly thereafter. Obtaining the required permits and the necessary funding for the Brisas project will continue to be the Companyis primary focus during the remainder of 2005 and into 2006.

Results of Operations. The Companyis results of operation are a product of operating expenses, primarily related to the development of the Brisas project, net of investment income. Consolidated net loss for the three months ended March 31, 2005 amounted to $2,123,523 or $0.06 per share compared to consolidated net loss of $1,212,008 or $0.04 per share for the same period in 2004. Other income for the three month period ended March 31, 2005 increased by $89,157 over the comparable three month period in 2004. The change was primarily due to an increase in the amount of invested cash. Operating expenses for the three months ended March 31, 2005 increased by $1,000,672 over the comparable three month period in 2004. The change was primarily due to the cost of implementing directorsi and officersi insurance, increases in consulting costs associated with the development of the Brisas project, increased compensation expense primarily as a result of new hires and overall increases in expenditures as a result of the increased corporate management activity associated with the development of the Brisas Project and financing activities.

Liquidity and Capital Resources.

The Company had no significant investing activities during the three months ended March 31, 2005, other than the purchase and sale or maturity of marketable securities, which, on a net basis, totaled approximately $1.2 million in sales and maturities of marketable securities. The total financial resources of the Company, cash plus marketable securities, decreased $1 million from December 31, 2004 to approximately $32 million as of March 31, 2005. As of the date of this report, the Company had the following shares, equity units, warrants and share options issued:

Class A common                                        34,649,819
Equity units 1                                         1,157,397
Class A common share purchase warrants 2               2,680,500
Class A common share purchase options 3                3,190,085

1) An equity unit consists of one class B common share of Gold Reserve Inc. and one class B common share of Gold Reserve Corporation. Equity units are convertible into Class A common shares of Gold Reserve Inc. on a one to one basis.

2) Consist of 5,361,000 Class A common share purchase warrants exercisable for one-half share or 2,680,500 Class A Common Shares, exercisable at Cdn $5.40 per whole share and expiring in November 2006.

3) Exercisable at between $0.57 and $4.90 per share.

With the completion of the bankable feasibility in early 2005, our efforts are focused primarily on identifying suitable funding sources, completion of detailed project engineering, development and implementation of project related contracts such as engineering, procurement and construction management, port facilities, concentrate sales contracts, electricity and fuel supply contracts, and a number of other agreements related to the construction and operation of the Brisas Project and completion of the Brisas Project Environmental and Social Impact Assessment Study, obtaining the required permits (primarily the permits to construct and operate). Initial capital expenditures required to put the Brisas Project into production as presently proposed in the Brisas bankable feasibility study, is estimated to be approximately $552 million over a 24-26 month construction period. Commencement of the construction of the Brisas Project is primarily dependant upon obtaining the required permits and obtaining sufficient financing.

As of May 11, 2005, the Company held approximately $31 million in cash and investments. In the near-term, management believes that cash and investment balances are sufficient to enable the Company to fund its pre-construction activities through 2006 (excluding substantial Brisas Project construction activities). The timing and extent of additional funding or project financing, if any, depends on a number of important factors, including, but not limited to the actual timetable of our 2005-2006 work plan, our assessment of the financial markets, the political and economic conditions in Venezuela, our share price and the price of gold and copper. Management provides no assurances that it will be able to obtain the substantial additional financing that will be needed to construct the Brisas Project. Failure to raise the required funds will mean the Company is unable to construct and operate the Brisas Project.

CONSOLIDATED BALANCE SHEETS
March 31, 2005 (unaudited) and December 31, 2004

                                                  March 31,     December 31,
U.S. Dollars                                        2005             2004
ASSETS
Current Assets
Cash and cash equivalents                     $ 27,836,332      $ 27,178,705
Marketable securities                            4,314,299         5,528,776
Deposits, advances and other                       339,845           336,128
Accrued interest                                                      13,444

Total current assets                            32,490,476        33,057,053

Property, plant and equipment, net              53,374,363        52,535,018
Other                                              956,881         1,013,460
----------------------------------------------------------------------------
Total assets                                  $ 86,821,720      $ 86,605,531
============================================================================

LIABILITIES
Current Liabilities:
Accounts payable and accrued expenses            $ 683,075       $ 1,307,635

Total current liabilities                          683,075         1,307,635

Minority interest in consolidated subsidiaries   1,125,083         1,121,838

Total liabilities                                1,808,158         2,429,473
----------------------------------------------------------------------------

SHAREHOLDERS' EQUITY
Serial preferred stock, without par value
Common shares and equity units,
  without par value                            139,671,362       136,907,516
Less common shares held by affiliates             (674,598)         (674,598)
Stock options                                    1,201,378         1,004,197
Accumulated deficit                            (55,079,257)      (52,955,734)
KSOP debt                                         (105,323)         (105,323)

Total shareholders' equity                      85,013,562        84,176,058
----------------------------------------------------------------------------
Total liabilities and shareholders' equity    $ 86,821,720      $ 86,605,531
============================================================================
The accompanying notes are an integral part of the consolidated financial statements.

Approved by the Board of Directors:

  s/ Chris D. Mikkelsen                        s/ Patrick D. McChesney


CONSOLIDATED STATEMENTS OF OPERATIONS
For the Three Months Ended March 31, 2005 and 2004 (unaudited)

U.S. Dollars                                         2005               2004

OTHER INCOME
Interest                                         $ 217,982          $ 128,825
-----------------------------------------------------------------------------
                                                   217,982            128,825
EXPENSES
General and administrative                       1,318,688            675,170
Technical services                                 763,262            383,724
Corporate communications                           149,290            222,090
Legal and accounting                                 6,283             24,677
Foreign currency loss                               88,276             40,239
Loss on sale of marketable securities               12,461
Minority interest in net income
(loss) of consolidated subsidiaries                  3,245             (5,067)
                                                 2,341,505          1,340,833
Net loss                                      $ (2,123,523)      $ (1,212,008)
-----------------------------------------------------------------------------
Net loss per share                                 $ (0.06)           $ (0.04)
-----------------------------------------------------------------------------

Weighted average common
shares outstanding                              34,267,324         28,226,672
-----------------------------------------------------------------------------

CONSOLIDATED STATEMENTS OF DEFICIT
For the Three Months Ended March 31, 2005 and 2004 (unaudited)

U.S. Dollars

Deficit, December 31, 2004                               $ (52,955,734)
Net loss                                                    (2,123,523)
----------------------------------------------------------------------
Deficit, March 31, 2005                                  $ (55,079,257)
----------------------------------------------------------------------

Deficit, December 31, 2003                               $ (47,054,004)
Adjustment for stock option
  compensation from 2002 and 2003                             (419,101)
Net loss                                                    (1,212,008)
----------------------------------------------------------------------
Deficit, March 31, 2004                                  $ (48,685,113)
----------------------------------------------------------------------
The accompanying notes are an integral part of the consolidated financial statements.



CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Three Months Ended March 31, 2005 and 2004 (unaudited)

U.S. Dollars                                       2005                 2004
                                           ----------------------------------
Cash Flows from Operating Activities:
Net loss                                     $ (2,123,523)       $ (1,212,008)
Adjustments to reconcile net loss to net cash
used by operating activities:
Stock option compensation                         197,181             302,934
Depreciation                                       19,424              11,991
Amortization of premium on
marketable securities                               3,226              37,158
Foreign currency loss                              88,276              40,239
Minority interest in net income (loss) of
consolidated subsidiaries                           3,245              (5,067)
Net loss on sale of marketable securities          32,245
Shares issued for compensation                    435,920              13,279
Changes in non-cash working capital:
Net decrease in deposits,
advances and accrued interest                       9,727              17,221
Net decrease in accounts payable
and accrued expenses                             (624,560)           (139,260)
-----------------------------------------------------------------------------
Net cash used by operating activities          (1,958,839)           (933,513)
-----------------------------------------------------------------------------
Cash Flows from Investing Activities:

Proceeds from the sale and maturity of
   marketable securities                        1,679,006           1,000,000
Purchase of marketable securities                (500,000)         (1,782,504)
Purchase of property, plant and equipment        (858,769)         (1,174,712)
Other                                             (31,697)            (40,044)
-----------------------------------------------------------------------------
Net cash provided (used) by
   investing activities                           288,540          (1,997,260)
-----------------------------------------------------------------------------

Cash Flows from Financing Activities:

Proceeds from the issuance of common shares     2,327,926              53,400
-----------------------------------------------------------------------------
Net cash provided by financing activities       2,327,926              53,400
-----------------------------------------------------------------------------

Change in Cash and Cash Equivalents:
Net increase (decrease) in
   cash and cash equivalents                      657,627          (2,877,373)
Cash and cash equivalents -
   beginning of period                         27,178,705          11,331,503
-----------------------------------------------------------------------------
Cash and cash equivalents - end of period    $ 27,836,332         $ 8,454,130
-----------------------------------------------------------------------------

The accompanying notes are an integral part of the consolidated financial statements.




Selected Notes To Consolidated Financial Statements For the Three Months Ended March 31, 2005 and 2004 (unaudited) Expressed in U.S. Dollars

1. Basis of Presentation

The accompanying unaudited consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada for interim financial information. Accordingly, they do not include all of the information and footnotes required by accounting principles generally accepted in Canada for complete financial statements.

In the opinion of management, the accompanying unaudited consolidated financial statements contain all adjustments necessary to present fairly the financial position of Gold Reserve Inc. and subsidiaries (the "Company") as of March 31, 2005, and the results of operations and the cash flows for the three months ended March 31, 2005 and 2004. The results of operations for the three months ended March 31, 2005 and 2004 are not necessarily indicative of the results to be expected for the full year.

In September 2004, the Company reviewed costs incurred on the Brisas project and in accordance with its accounting policy, capitalized $1,128,856 associated with its Brisas feasibility study which previously had been expensed in the first quarter of 2004.

These financial statements follow the same accounting policies and methods of their application as the most recent annual financial statements and should be read in conjunction with the consolidated financial statements including notes thereto included in the Company's 2004 annual report.


2. Geographic Segments

Net Loss for the Three Months Ended March 31, 2005 and 2004


                                        2005           2004
-------------------------------------------------------------
North America                      $ 1,446,816      $ 431,325
South America                          676,707        780,683
-------------------------------------------------------------
Consolidated                       $ 2,123,523    $ 1,212,008


3.	Share Option Plan:

The Company's Equity Incentive Plan (the "Plan") allows for the granting of common share purchase options to officers, directors and key individuals for terms of up to ten years. The vesting period of options ranges from immediately to up to three years. There were no options remaining for future grants at March 31, 2005. Share option transactions for the three months ended March 31, 2005 and 2004 are as follows:

                                            2005                    2004
                               ----------------------------------------------
                                          Weighted                 Weighted
                                          Average                  Average
                                          Exercise                 Exercise
                                Shares    Price        Shares      Price
-----------------------------------------------------------------------------
Options outstanding at
   beginning of period        3,316,374      $ 1.39     3,204,124      $ 0.95
Options exercised              (286,289)     $ 1.00       (62,500)     $ 0.83
Options canceled                (90,000)     $ 4.12
Options granted                 250,000      $ 3.80       135,000      $ 3.94
Options outstanding
   at end of period           3,190,085      $ 1.54     3,276,624      $ 1.08
Options exercisable
   at end of period           2,767,084      $ 1.22     3,048,005      $ 0.96

                                        Price                    Price
                                        Range                    Range
Exercise price at
   end of period                   $ 0.57 - $ 4.90          $ 0.55 - $ 4.14
Exercise price for
   exercisable shares              $ 0.57 - $ 4.14          $ 0.55 - $ 4.14


Effective January 1, 2004, the Company adopted the new requirements of the Canadian Institute of Chartered Accountants standard 3870 under which the fair value method of accounting for stock options granted to employees and directors is followed. Accordingly, compensation expense was recorded on a retroactive basis to retained earnings to show the effect of compensation expense associated with stock option grants to employees and directors from January 1, 2002 to December 31, 2003, which amounted to $419,101.

The Company recorded additional compensation expense of $197,181, and 302,934 for stock options granted during the three months ended March 31, 2005 and 2004. The fair value of the options granted in 2005 was calculated using the Black-Scholes model assuming a weighted average risk free interest rate of 3.6%, expected life of three years, expected volatility of 104% and a dividend yield of nil.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

            GOLD RESERVE INC.


        By: s/ Robert A. McGuinness
               Vice President - Finance & CFO
               May 11, 2005